July 19, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	OCZ Technology Group, Inc.
Registration Statement on Form S-1, as amended
File Number 333-166990

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, OCZ Technology Group, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement be accelerated so that it will become effective at 5:00 p.m. eastern daylight time on Tuesday, July 20, 2010, or as soon thereafter as practicable.

In connection with this acceleration request, the Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at 408-440-3435 if you have any questions with respect to the foregoing.

Very truly yours,

OCZ TECHNOLOGY GROUP, INC.

By:	/s/ Kerry T. Smith
Kerry T. Smith
Chief Financial Officer